Exhibit 99.1


FOR IMMEDIATE RELEASE

Chile's Corpbanca Lists ADSs on the NYSE

NEW YORK, NY - November 2, 2004 - Corpbanca's American Depositary Shares (ADSs) began listing on the New York Stock Exchange (NYSE) on November 1, 2004 following the successful completion by Corpbanca of an offer to exchange one new registered ADS for each of its outstanding Rule 144A ADSs. As of November 1, 2004 Corpbanca had a total of 2,701,040 ADSs outstanding, including ADSs that were previously issued under Regulation S. Each ADS represents 5,000 shares of common stock.

Corpbanca's ticker symbol on the NYSE is "BCA" and The Bank of New York is the depositary for the ADSs. The shares of Corpbanca's common stock are listed on the Santiago Stock Exchange.

Corpbanca provides a broad range of banking services in Chile to corporate, commercial and retail customers through a nationwide network of 65 branches as of June 30, 2004. Since 1996, Corpbanca has been the fastest-growing bank in Chile in terms of loan portfolio size. Corpbanca had total assets of Ch$2,787 billion (approximately US$4.6 billion) as of December 31, 2003 and net income of Ch$50.1 billion (approximately US$83.6 million) for the year then ended. Corpbanca's net income for the first six months of 2004 was Ch$26.3 billion (approximately US$41.3 million).

Corpbanca will continue to publish its financial results annually under Chilean GAAP with a reconciliation to US GAAP.

Registration statements relating to Corpbanca's ADSs and shares of common stock have been filed and declared effective by the U.S. Securities and Exchange Commission. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sales of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

Corpbanca Corporate Communications:

Mr. Camilo Morales
E-mail:  cmoraler@corpbanca.cl
Phone:   +56-2-687-8114